[Letterhead of Bluefly, Inc.]

February 6, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Mara L. Ransom, Assistant Director of the Division of Corporate Finance

Re:	Bluefly, Inc. Registration Statement on Form S-3 SEC File No. 333-177951

Dear Ms. Mara:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on February 07, 2012 or as soon thereafter as practicable. Thank you very much for your consideration of this request.

Bluefly, Inc. (the “Company”) hereby acknowledges that:

•         should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission.

Very truly yours,

/s/ Kara B. Jenny

Kara B. Jenny

Chief Financial Officer (Principal Accounting Officer)

Cc: Richard Goldberg, Esq.